This section of the quarterly report contains management's analysis of the financial performance of the company and its financial position and it should be read in conjunction with the financial statements. Readers are cautioned that management's discussion and analysis contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2002 for additional details regarding risks affecting the business.

MDS Inc.

Management's Discussion and Analysis
of Operating Results and Financial Position

Fiscal 2002 2003 Fourth Second Quarter --

Overview --

Overall results for the second quarter of 2003 showed moderate revenue growth contributed mainly by sales in our analytical instruments business. Year-over-year reported growth in consolidated revenues was 2%. The $26 million decline in the second quarter operating income compared to last year is due to $75 million of one-time charges relating to write-down of the carrying value of certain investments to amounts that more closely reflect current valuations and estimated realizable values. Those provisions were partially offset by Our fourth quarter marks the culmination of a successful year for MDS and we are pleased with the results our businesses delivered this year. The strong organic revenue growth demonstrated in our research services and analytical instruments businesses fueled our results for the quarter, capping impressive years for both. Revenue growth compared to the fourth quarter of fiscal 2001 was 11%, bringing overall revenue growth for the year to 10%. Based on this performance, operating income grew 20% compared to the fourth quarter last year, resulting in a 38% increase in operating income for the year. Earnings per share for the quarter were up 20% to $0.18. $39 million net proceeds from the Micromass patent infringement award announced last year and collected in this quarter, and a $10 million gain on the sale of the Oncology Software Solutions ("OSS") business during the quarter.

Excluding the impact of these one-time gains and charges, operating income was level compared to the prior year. Basic and diluted earnings per share, which includes the impact of these special items and MDS Proteomics ("Proteomics"), were a loss of $0.03.

Summary Consolidated ResultsFourth	Second Quarter			Full YearSix Months
	2003	2002	Change	2003	20012002	Change(%)
Revenues	$458	$448	2%	$898	$1,636866	104%
Operating income	$38	$64	(41%)	$87	$154104	(17%)38
Basic earnings per share	($0.03)	$0.22	n/a	$0.14	$0.835	(1060%)

[Tabular amounts are in millions of Canadian dollars, except where noted.]

Second quarter eThe negative earnings impact on earnings of of MDS Proteomics increased this quarter following the tax reorganization of the company that was completed in August. arnings per share from our core businesses in the lLife sSciences and hHealth segments were $0.29 compared to $0.33 in the same quarter last year. The decline was mainly the result of lower margins in our Life Sciences businesses resulting from changes in product mix. Items that impact the comparability of earnings per share for the quarter and the year-to-date are as follows:

	Fourth Second Quarter		Full YearSix Months
	2003	2002	2003	20012002
Earnings per share from core businesses	$0.29	$0.33	$0.53	$0.7052
Gain (loss) on sale of business	0.06	(0.05)	0.06	(0.05)
Lawsuit proceeds	0.18	-	0.18	-
Valuation provisions	(0.51)	-	(0.51)	-
Impact of MDS Proteomics	(0.05)	(0.06)	(0.12)	(0.12)
Basic earnings per share	($0.03)	$0.22	$0.14	$0.35

Segment Results

Second Quarter	2003			2002
	Revenues	Operating Income (Loss)	Operating Margin	Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	$277	$57	21%	$272	$66	24%
Health	181	(12)	n/m	175	11	6%
Core Businesses	458	45	10%	447	77	17%
Proteomics	-	(7)	n/m	1	(13)	n/m
	$458	$38	9%	$448	$64	14%

Six Months	2003			2002
	Revenues	Operating Income (Loss)	Operating Margin	Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	$540	$104	20%	$512	$108	21%
Health	358	-	n/m	352	22	6%
Core Businesses	898	104	12%	864	130	15%
Proteomics	-	(17)	n/m	2	(26)	n/m
	$898	$87	10%	$866	$104	12%

Life Sciences --

Review of operations -- Revenues from Life Sciences businesses for the quarter were:

	2003	2002	Change
Isotopes	$80	$88	(9%)
Analytical instruments	70	56	25%
Pharmaceutical research services	127	128	(1%)
Total	$277	$272	2%

The moderate revenue increase in Life Sciences was attributed to the strong growth of our analytical instruments business, which was almost offset by declines in revenue in both our isotopes and pharmaceutical research services businesses. Operating margins from Life Sciences businesses were 21%, compared to 24% last year, while operating income declined by 14%, due in part to one-time charges of $46 million. These one-time charges were offset by net proceeds of $39 million on the Micromass award, and a $10 million gain on the sale of the OSS business. Excluding one-time gains and charges from both years, operating income from Life Sciences businesses for the second quarter was $54 million, compared to $66 million last year.

The last two years have been difficult for many companies in the life sciences and technology industries and this has affected certain of our investees. In March 2003, Hemosol Inc. announced that it was suspending conduct of its important clinical trials due to certain adverse events. The company is undertaking a review of the data associated with the trials to determine the significance of the results. This situation, combined with the current difficult financial markets, raises uncertainty about the availability of funds required to complete the trials if it is able to restart them.

Certain other investee companies have also had difficulty attracting the funding they require to develop their technologies as quickly as they would like. In these cases, funds are available at share prices that are substantially below the price at which we carry these investments on our books.

As a result of these events, we have reviewed the value of certain investee companies, including Hemosol, and we have recorded a valuation provision of $75 million to reduce the value of these investments to our current estimate of their net realizable value. We will continue our efforts to maximize the value that we can realize from these investments.

The decision to write-down investments is part of our policy to continuously review our financial portfolio, and assess all of our investments to ensure that their carrying values are in line with estimated future returns as well as ensuring that they remain aligned with our overall investment strategy. While we have seen much growth in our core businesses, the overall health and life science industry has been challenged and has seen a downturn in the economic environment, especially in capital markets where generating financing has been difficult.

The reported decline in Isotopes sales was due to the fact that the prior year's results included revenues from the high-dose-rate brachytherapy ("HDR brachytherapy") business that was sold at the end of the second quarter last year, and revenues from Oncology Software Solutions ("OSS") business, which was sold at the beginning of the second quarter this year for net proceeds of $29 million. We recorded a $10 million gain on the sale. Excluding the OSS and HDR brachytherapy businesses, Isotopes revenue for the second quarter increased by $5 million, a 6% increase from the same quarter last year. Sales of Zevalin have progressed, however they were weaker than anticipated. IDEC continues to work on reimbursement and marketing issues in the United States. We had modest increases in cobalt shipments during the quarter and expect further improvements in the latter part of the year when additional cobalt capacity becomes available.

Analytical instruments continue to demonstrate exceptional growth compared to the same period last year. Our API 3000, API 4000, Q-TRAPtrap™, and QSTARstar™ models lead the increase in revenues during the quarter, with overall shipments of all models up, albeit at lower growth levels than the immediately preceding quarters. During the second quarter, we received $39 million net proceeds representing a patent infringement judgment against Micromass (a division of Waters Corporation) preventing them from selling certain instrument models in the US.

Revenues from the pharmaceutical research services businesses were relatively flat compared to 2002. Early clinical research and bioanalytical revenues grew compared to the same period last year, offset in part by declines in pharmacology services revenues. In addition, revenue growth in US-based late-stage services has been soft. We have recently redeployed resources to address these declines, and as we continue to fill capacity in our newly expanded preclinical facility, we expect to see improved results in future periods.

Capital expenditures - Purchases of capital assets in Life Sciences amounted to $29 million for the quarter compared to $30 million last year. Significant items of spending included progress on our Kanata, Ontario radiopharmaceutical manufacturing facility in Kanata and our new Vancouver, British Columbia cyclotronin Vancouver, both located in Canada.

Segment outlook -- The Life Sciences segment continues to demonstrate growth this year, though at a slower pace. We expect this modest growth to continue for the balance of the year. Solid sales growth for our mass spectrometers helped to secure the growth levels in the analytical instruments business. Demand for more mature products like the API 3000 continue to be above prior year levels. However, overall year-over-year growth in analytical instruments may be less than that experienced in fiscal 2002 as we are now building growth from a larger base. To date, we have not been able to determine the impact that any new product introductions by our competitors would have on the continued growth of our analytical instruments business. We look forward to improved growth in the pharmaceutical services business due to increase capacity and efforts taken to redeploy resources to foster growth.

We expect improved growth from the Isotopes business over the balance of 2003. Cobalt shipments are expected to be back on track and result in increased sales towards the latter part of the year. The sale of the OSS business was completed to ensure that the Isotopes business continues to focus its expertise and resources on applying radioisotopes, radiation and related technologies to advance health, notably in nuclear medicine, cancer therapy and sterilization. We anticipate that we will begin commercial production from the MAPLE reactor facility late this year, as we have recently seen an increase in the power level needed to reach this objective.

A significant portion of our Life Sciences revenues are generated from export sales and a large portion of these exports are priced in US dollars. We have been unaffected thus far to the recent, rapid ascent of the Canadian dollar because we have maintained an active hedging program for our US dollar cash inflows for several years. We currently have hedges in place covering the majority of our expected cash inflows for the balance of 2003 and for most of 2004. These hedges will help us maintain an effective realized exchange rate for our export revenues that is only slightly lower than the effective rate realized in 2002 and we therefore do not expect the change in the exchange rate to have a material impact on our reported results for the balance of the year.

Health --

Review of operations - Revenues from Health businesses in the quarter were:

	2003	2002	Change
Canadian laboratories	101	97	5%
U.S. laboratories	33	34	(3%)
Diagnostics	134	131	3%
Distribution	47	44	7%
Total	181	175	4%

Revenues in our Diagnostics businesses increased by 3% this quarter compared to the same quarter last year. This increase was mainly attributed to growth in Canadian laboratories, which reflects the impact of new fee agreements entered into last year. In addition, at the beginning of April 2003, we signed a fee agreement with the Ontario Ministry of Health, which should result in continued growth in the Canadian Diagnostics businesses.

The drop in revenues reported for US laboratories in the quarter primarily relates to the increased value of the Canadian dollar compared to the US dollar. U.S. laboratories continue to face reimbursement level and outreach capability issues, which have resulted in lower revenue than expected. We expect these reimbursement issues will continue to impact this area of our business for some time to come. We have not signed new partnerships, and this has contributed to the decline in revenue growth compared to prior years.

The drop in the value of the US dollar has not had a material impact on operating income as US operations do not yet contribute the same level of operating income as our Canadian operations. The second quarter operating loss in our overall Health business is solely due to a $29 million write-down on a private portfolio investment to its estimated net realizable value. Excluding the impact of the write-down and the loss recorded in 2002 from the sale of MDS Matrx, Health businesses generated an operating margin of 910%, for both years.

Source Medical had a strong quarter with revenue growth of 7% compared to last year. The increase is mainly due to an increase in demand for supplies resulting from the recent Severe Acute Respiratory Syndrome ("SARS") outbreak.

Capital expenditures -- Health businesses purchased $4 million of capital assets during the quarter compared to $3 million for the quarter last year.

Segment outlook -- We believe that with fee agreements signed last year, and with the new fee agreement signed in the Province of Ontario at the beginning of April 2003, our Canadian laboratory services businesses will continue to deliver strong cash flow, allowing us to pursue growth opportunities in the US.

Revenue growth in the Canadian market will be limited to fee increases as most markets place limits on the amount of volume related revenue growth that can be generated. The recent SARS occurrence in Toronto had negligible impact on our laboratory results. It did, however, demonstrate the importance of an efficient private laboratory industry to an integrated health delivery system.

Proteomics --

Review of operations -- The operating loss from Proteomics of $75 million for the quarter consisted of a $10 million operating loss, including $3 million of depreciation and amortization, offset by a $3 million foreign exchange gain on the revaluation of the US dollar debt component of the Cephalon convertible note. Spending for the second quarter was lower than the same quarter last year and the first quarter of 2003, reflecting the reductions in operations designed to reduce the rate at which cash is being utilized in this business.

Capital expenditures -- MDS Proteomics made insignificant capital expenditures in the quarter. For the quarter last year, capital expenditures totaled $1 million.

Segment outlook -- During the second quarter we continued to carefully manage our spending on our key research activities and we took steps to conserve cash, including reducing operations at certain of our facilities. We are continuing negotiations on a number of possible collaborations.

Corporate -- Review of operations

Net interest expense of $5 million was $3 million higher than the second quarter of 2003, reflecting the fixed interest on the US$311 million private placement debt issued in December of 2002.

The tax rate applicable to our core businesses remains at 36%. No tax benefits have been recognized on the loss generated by MDS Proteomics. Our effective tax rate for the quarter was 116%, due principally to the fact that we are unable to record tax benefits on the investment write-downs reported this quarter.

Liquidity and capital resources --

Net cash on hand at April 30, 2003 was $224 million, up $11 million from January 2003. Operating working capital was $131 million, an increase of $11 million from January. The increase in working capital was mostly due to a build-up of unbilled work in process due to contractual billing agreements with research services business customers.

The weakened US dollar has had a significant impact on the reported value of our US dollar denominated debt. We treat this debt as a hedge against the value of our US dollar denominated assets. Unrealized gains and losses resulting from exchange rate shifts are recorded in the cumulative translation adjustment account in shareholders' equity. At the end of April, we had an unrealized gain of $29 million. The unrealized gain on our US dollar denominated debt was $43 million.

Outlook --

Our analytical instruments business has continued to drive our overall growth. We are pleased with the success of our newer products such as our API 4000, and our Q-TRAPtrap™, and have also enjoyed increases in our more mature products. We will continue to invest in other opportunities with these technologies and with technologies that we believe provide complementary opportunities in these life science markets.

We expect to see improved revenues in our pharmaceutical research services as we take advantage of increased capacity and work on developing and attracting more business. This should materialize as we utilize the resources we have deployed, as we continue to seek new opportunities, and as we improve and develop technologies that meet the needs of our customers.

In our isotopes business, we expect to see growth as cobalt supply constraints issues ease later this year. We look forward to the full commissioning of the MAPLE reactor later this year, as it is expected to contribute to the isotopes growth in future periods. We are also pleased that the MAPLE reactor has reached defined power levels. This is a good indication that progress is being made to meet regulatory requirements for full commissioning. We will continue to assist our partner, IDEC Pharmaceuticals, in their efforts to further develop the market for Zevalin. We believe this product meets an unmet need and that revenues will grow as regulatory and reimbursement issues are dealt with.

We continue to assess all our investments, and have concluded that it is prudent to write-down certain investments as the decline in their estimated future value is deemed to be other than temporary, reflecting their continued challenges, environmental conditions, and the challenge of attracting financings due to the retrenchment of capital markets. The investments written-down during the quarter reflect our resolve to maintain a healthy financial position that is ready to take advantage of the opportunities ahead and deal with the challenges that we face in a timely and fiscally prudent manner.